CUSIP Number     69323 K 100           13G                          Page 1 of 5


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    --------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.      )

                                  PC Mall, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   69323 K 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 15, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check  the  appropriate  box  to  designate the rule pursuant to which this
Schedule  is  filed:


               [ ]    Rule 13d-1(b)
               [X]    Rule 13d-1(c)
               [ ]    Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Cover Page continued on separate page.)

Cover  Page  (Continued)


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CUSIP Number     69323 K 100           13G                          Page 2 of 5

1.   Name of Reporting Person: Jonathan L. Kimerling
     I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group:*

     (a)
     (b)

3.   SEC Use Only:

4.   Citizenship  or  Place  of  Organization:  United  States

     Number of          5.     Sole  Voting  Power:  345,000
     Shares Bene-
     ficially           6.     Shared  Voting  Power:  235,000
     Owned by
     Each               7.     Sole  Dispositive  Power:  345,000
     Reporting
     Person With        8.     Shared  Dispositive  Power:  235,000

9.   Aggregate Amount Beneficially Owned by Reporting Person: 580,000

10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares:* Not Applicable

11.  Percent of Class Represented by Amount in Row 9: 5.4%

12.  Type of Reporting Person:* IN

CUSIP Number     69323 K 100           13G                          Page 3 of 5

Item 1(a) NAME OF ISSUER:  PC  Mall,  Inc.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL              2555 West 190th Street
          EXECUTIVE OFFICE:                          Torrence CA 90504


Item 2(a) NAME OF PERSON FILING: Jonathan L. Kimerling

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR,    2968 Cherokee Road
          IF NONE, RESIDENCE:                         Mountain Brook, AL 35223

Item 2(c) CITIZENSHIP: United States

Item 2(d) TITLE OF CLASS OF SECURITIES:  Common Stock,
                                         par value $0.001 per share

Item 2(e) CUSIP NUMBER: 69323 K 100

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO SEC.240.13D-1(B), OR SEC.240.13D-2(B), OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ] Broker or dealer registered under Section 15 of the Exchange
                   Act
          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act
          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act
          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
          (e) [ ] An investment advisor registered in accordance with Sec.240.13d-1(b)(1)(ii)(E)
          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
          (g) [ ] A parent Holding Company or control person in accordance with Sec.240.13d-1(b)(1)(ii)(G)
          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
          (j)  [ ] Group, in accordance with Sec.240.13d-1(b)(1)(ii)(J)

Item 4 OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount Beneficially Owned: 580,000

          (b)  Percent of Class: 5.4%

          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or to direct the vote: 345,000

CUSIP Number     69323 K 100           13G                          Page 4 of 5

               (ii) Shared power to vote or to direct the vote: 245,000
               (iii) Sole power to dispose or to direct the disposition of:
                    345,000
               (iv) Shared power to dispose or to direct the disposition of:
                    245,000

Item 5    OWNERSHIP OF 5% OR LESS OF A CLASS: Not Applicable


Item 6    OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON: Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not Applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not
          Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP. Not Applicable

Item 10   CERTIFICATION. Not Applicable

CUSIP Number     69323 K 100           13G                          Page 5 of 5

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November  25,  2002                          /s/  JONATHAN  L.  KIMERLING
                                             -----------------------------
                                             Jonathan  L.  Kimerling